PIMCO Funds: Pacific Investment Management Series
Question 77L Changes in accounting principles and practices

A requirement of the AICPA Audit and Accounting
Guide - Audits of Investment Companies dated
December 1, 2000, is that premiums and discounts on fixed income securities must be amortized using the interest method. PIMCO Funds is adopted the new method starting April 1, 2001 which is the new fiscal year for the Funds.